SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 17, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
              ---------                     ----------


       (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)


     Yes                            No          X
              ---------                     ----------


      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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Company Press Release
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             CNOOC Limited Made New Discovery BZ29-4 in Bohai Bay


(Hong Kong, March 17, 2006) - CNOOC Limited (the "Company," NYSE: CEO, SEHK:
883) announced today that its independent wildcat Bozhong (BZ) 29-4-2 drilled in Bohai Bay has successfully completed.

BZ29-4-2 was drilled on Structure BZ29-4, which is located in Yellow River Mouth Sag in central northern Bohai Bay with a water depth of 21.4 meters. The well, spudded in January this year, was drilled to a total depth of 3,070.0 meters.

The well encountered a gas pay zone of 34.5 meters and an oil zone of 13.0 meters. It was tested to flow at 760 barrels of oil per day by 7.94 mm choke during the drill stem test.

BZ29-4 is the first discovery the Company made in 2006. The Company will drill appraisal wells to prove the commerciality of the discovery in the near future.

End

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: March 17, 2006